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                      SECURITIES AND EXCHANGE COMMISSIONS
                             WASHINGTON, DC 20549

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                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15a-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2003

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                              SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

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   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

   Form 20-F  [X] Form 40-F [_]

   (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

   Yes [_] No [X]

   (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

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                          FORM 6-K: TABLE OF CONTENTS

1. Notifications by Scottish Power plc on Schedule 11, each dated January 15, 2003, of interests of directors and connected persons.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               /s/ Scottish Power plc
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                                               (Registrant)

Date March 17, 2003                        By: /s/ Alan McCulloch
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                                               Alan McCulloch
                                               Assistant Company Secretary

                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Ian Russell

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Ian Russell

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Ian Russell

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Partnership Shares and appropriation of Matching Shares under the Inland Revenue approved ScottishPower Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

68 Shares (34 Partnership Shares and 34 Matching Shares)

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

372.75p

13) Date of transaction

13 January 2003

14) Date company informed

14 January 2003

15) Total holding following this notification

87,563

16) Total percentage holding of issued class following this notification

0.0047%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Donald McPherson

0141 566 4675

25) Name and signature of authorised company official responsible for making this notification

Donald McPherson

Assistant Secretary

Date of Notification 15 January 2003

                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Charles Berry

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Charles Berry

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Charles Berry

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Partnership Shares and appropriation of Matching Shares under the Inland Revenue approved ScottishPower Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

68 Shares (34 Partnership Shares and 34 Matching Shares)

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

372.75p

13) Date of transaction

13 January 2003

14) Date company informed

14 January 2003

15) Total holding following this notification

22,375

16) Total percentage holding of issued class following this notification

0.0012%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Donald McPherson

0141 566 4675

25) Name and signature of authorised company official responsible for making this notification

Donald McPherson

Assistant Secretary

Date of Notification 15 January 2003

                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

David Nish

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

David Nish

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

David Nish

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Partnership Shares and appropriation of Matching Shares under the Inland Revenue approved ScottishPower Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

68 Shares (34 Partnership Shares and 34 Matching Shares)

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

372.75p

13) Date of transaction

13 January 2003

14) Date company informed

14 January 2003

15) Total holding following this notification

12,477

16) Total percentage holding of issued class following this notification

0.0007%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Donald McPherson

0141 566 4675

25) Name and signature of authorised company official responsible for making this notification

Donald McPherson

Assistant Secretary

Date of Notification 15 January 2003

                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Nolan Karras

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Nolan Karras

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Guaranty Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Nolan Karras

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic reinvestment of dividends in the PacifiCorp Compensation Reduction
Plan

7) Number of shares/amount of stock acquired

n/a (see 23 below)

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

n/a

13) Date of transaction

16 December 2002

14) Date company informed

14 January 2003

15) Total holding following this notification

35,480 Ordinary Shares

16) Total percentage holding of issued class following this notification

0.0019%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

On 3 January 2003, ScottishPower announced the automatic reinvestment of dividends in the PacifiCorp Compensation Reduction Plan ("the Plan") resulting in the acquisition of 141.7567 ADSs (567 ordinary shares). The plan administrator confirmed on 14 January 2003 that, in fact, 140.6674 (562 ordinary shares) were purchased. Therefore, the total holding following the notification on 3 January 2003 was 35,276 ordinary shares. Mr Karras subsequently received a further 50.9015 ADSs (203 ordinary shares) under the Plan, also announced on 3 January 2003, increasing his holding to 35,480 ordinary shares.

24) Name of contact and telephone number for queries

Donald McPherson

0141 566 4675

25) Name and signature of authorised company official responsible for making this notification

Donald McPherson

Date of Notification 15 January 2003